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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Solarfun Power Holdings Co., Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
83415U108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83415U108	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Cofra Holding AG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	000000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,027,312

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		15,027,312

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,027,312

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

**	Based on 239,994,754 ordinary shares of Solarfun Power Holdings Co., Limited outstanding immediately after the closing of Solarfun Power Holdings Co., Limited initial public offering, as disclosed by Solarfun Power Holdings Co., Limited in its filing with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933 on December 20, 2006.

CUSIP No.	83415U108	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Good Energies Investments Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	000000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Jersey, Channel Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,027,312

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		15,027,312

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,027,312

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

**	Based on 239,994,754 ordinary shares of Solarfun Power Holdings Co., Limited outstanding immediately after the closing of Solarfun Power Holdings Co., Limited initial public offering, as disclosed by Solarfun Power Holdings Co., Limited in its filing with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933 on December 20, 2006.

CUSIP No. 83415U108	SCHEDULE 13G	Page 4 of 7 Pages
Item 1.
(a)	Name of Issuer:

The name of the issuer is Solarfun Power Holdings Co., Limited.

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.
Item 2.
(a)	Name of Person Filing:
This statement is filed by:
(i)	Cofra Holding AG; and

(ii)	Good Energies Investments Limited
(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Cofra Holding AG is Grafenauweg 10, Zug CH 6301, Switzerland.

The address of the principal business office of Good Energies Investments Limited is 3rd Floor, Britannic House, 9 Hope Street, St. Helier, Jersey, JE2 3NS, the Channel Islands.

(c)	Citizenship:

Cofra Holding AG is a company incorporated in Switzerland.

Good Energies Investments Limited is a company incorporated in Jersey, the Channel Islands.

(d)	Title of Class of Securities:

Ordinary Shares.

CUSIP No. 83415U108	SCHEDULE 13G	Page 5 of 7 Pages
(e)	CUSIP Number: 83415U108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
A. Cofra Holding AG
(a)	Amount beneficially owned: 15,027,312

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 15,027,312
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 15,027,312
B. Good Energies Investments Limited
(a)	Amount beneficially owned: 15,027,312

(b)	Percent of class: 6.3%

CUSIP No. 83415U108	SCHEDULE 13G	Page 6 of 7 Pages
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 15,027,312
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 15,027,312

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable

CUSIP No. 83415U108	SCHEDULE 13G	Page 7 of 7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007.
COFRA HOLDING AG by

/s/ H.A.S. Vellani

Name:	H.A.S. Vellani
Title:	Director
GOOD ENERGIES INVESTMENTS LIMITED by

/s/ Paul Andrew Bradshaw

Name:	Paul Andrew Bradshaw
Title:	Director

Exhibit Index

Exhibit	Description
99.1	Response to Item 7
99.2	Joint Filing Agreement